Exhibit 99.1
FOR IMMEDIATE RELEASE

Teva Names Kåre Schultz as President and Chief Executive Officer

Brings 30 Years of Global Pharmaceutical and Healthcare Experience, Including Leadership Positions at Lundbeck and Novo Nordisk

Proven Track Record of Implementing Turnaround Strategies

JERUSALEM—September 11, 2017--Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that its Board of Directors has named Kåre Schultz to become the Company's President and Chief Executive Officer. Mr. Schultz will succeed Dr. Yitzhak Peterburg, who will continue to serve as Interim Chief Executive Officer until Mr. Schultz joins the Company. Today's leadership announcement represents the successful completion of the global search process to identify the best leader for the Company and was executed by the Teva Board of Directors, with the assistance of Heidrick & Struggles. Mr. Schultz will be relocating to Israel and based out of the Company's Petah Tikva headquarters.

Mr. Schultz is a seasoned veteran in the healthcare industry with a distinguished, nearly thirty year career in global pharmaceutical and healthcare companies. Over the course of his career, Mr. Schultz has developed a unique perspective overseeing generic and specialty drug portfolios, while managing complex business operations around the world. He most recently served as the President and Chief Executive Officer of H. Lundbeck A/S, where he is credited with leading significant restructuring initiatives and launching a robust turnaround strategy focused on driving a sustainable global cost structure and operational model. As a result of his leadership, the company is on track to achieve all-time high revenue and earnings. Prior to his role as President and CEO of H. Lundbeck A/S, Mr. Shultz served as Chief Operating Officer of Novo Nordisk, where he had a key role in building the company into one of the world's best-performing drugmakers and implementing a metrics-focused approach to the company's operations.

"With extensive global pharmaceutical experience, a strong track record executing corporate turnaround strategies, driving growth and international expansion at low incremental cost and delivering on promises to shareholders, as well as a commitment to a culture of compliance, Kåre is the right leader to take Teva to the next level," said Dr. Sol J. Barer, Chairman of Teva's Board of Directors. "Kåre has deep insight into the global pharmaceutical industry and a keen knowledge of the generic and specialty drug markets. His proven strategic, financial and operational capabilities and his strong commitment to growth will enhance value for all stakeholders and position Teva for long-term success. He brings a strong sense of corporate citizenship, and his disciplined commitment to excellence makes him a clear professional and cultural fit with our company. We are pleased to welcome a world-class leader of Kåre's stature to Teva and look forward to working closely with him to build the Teva of the future for shareholders, employees and patients around the world."

Mr. Schultz said, "I am honored to join Teva, an iconic company that I have long admired during my career. What drew me to Teva, and what makes Teva different from its peers, is its unique commitment to growing an extensive global reach while continuing to provide new and high-quality treatments for patients and an innovative culture for its employees. I am proud to be joining a company that helps millions of patients around the world on a daily basis with its broad range of generic and specialty drugs and solutions. I look forward to working closely with the entire team at Teva to build a future of success for the Company and its stakeholders."

Dr. Barer continued, "On behalf of the Board, I want to thank Yitzhak for taking on the role of interim CEO during this critical period. Yitzhak's leadership and insight have greatly helped the Company remain focused on the execution of its key strategic priorities."

Dr. Yitzhak Peterburg said, "We are delivering on the commitments we have made over the last several months. We are optimizing our operations and geographical footprint while focusing our resources on the specialty and generics pipeline assets that offer the most attractive return on investment. In addition, we are on course to hit our target of generating at least $2 billion from the sale of non-core assets, which we will use to strengthen Teva's balance sheet. It is a privilege to lead Teva and I look forward to continuing to do so during this time, and will work with Kåre to ensure a seamless transition once he joins."

About Kåre Schultz

Mr. Schultz, 56, is a seasoned veteran in the healthcare industry who has distinguished himself through his experience leading financial and restructuring initiatives at global companies. Since 2015, he has served as the President and Chief Executive Officer of H. Lundbeck A/S, which he joined as the company was facing the loss of critical patents. Mr. Schultz conducted a top to bottom evaluation of the business and implemented a robust turnaround strategy that involved cutting operating costs while targeting new product launches.

Prior to joining Lundbeck, Mr. Schultz worked for nearly three decades at Novo Nordisk, where he served in a number of leadership roles, including Chief Operating Officer, Vice President in Product Supply and Director of Product Planning and Customer Services in the Diabetes Care Division. At Novo Nordisk, Mr. Schultz played a major role in modernizing the company's large scale biologic production and leading the company's expansion into the US and Chinese markets.

In addition to his time at Novo Nordisk, Mr. Schultz has held positions at McKinsey and Anderson Consulting. In these roles, he developed a unique global perspective on the healthcare and pharmaceutical industries, expanded his deep financial acumen, demonstrated a commitment to strong compliance principles and enforcement and oversaw business operations and teams across Europe and North America and the Middle East.

Mr. Schultz serves as the Chairman of the Board of Directors of Royal Unibrew A/S, as a member of the Board of Directors of LEGO A/S and as a member of the Board of Directors of Bitten og Mads Clausens Fond, the holding vehicle for Danfoss A/S.

He holds a master's degree in Economics from the University of Copenhagen.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world's largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion.  For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management's current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

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our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc's worldwide generic pharmaceuticals business ("Actavis Generics"); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

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our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

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our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

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our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

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compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

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other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 ("Annual Report"), including in the section captioned "Risk Factors," and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974